12027766

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 1-1070

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

Page 2

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Financial Statements

December 31, 2011 and 2010

(with supplemental information)

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Table of Contents

*Schedules of reportable transactions, obligations in default, and leases in default (as required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974) are not applicable.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Route 202 South, Suite 500
Bridgewater, NJ 08807
T 908.218.5002
F 908.218.5009

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the Olin Corporation
Contributing Employee Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Olin Corporation Contributing Employee Ownership Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

EisnerAmper LLP

Bridgewater, New Jersey
June 26, 2012

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31,

	2011	2010
Assets:		
Investments, at fair value:		
Company stock	$ 74,675,283	$ 84,703,186
Mutual funds	205,761,263	213,878,152
Common/collective trusts	135,344,095	114,641,070
Self-directed brokerage	8,809,877	9,869,829
	424,590,518	423,092,237
Notes receivable from participants	9,387,779	9,152,165
Cash	9,072	42,799
Net assets available at fair value	433,987,369	432,287,201
Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment contract	(3,522,060)	-
Net assets available for benefits	$ 430,465,309	$ 432,287,201

See accompanying notes to financial statements

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31,

	2011	2010
Additions (deductions) to net assets attributed to:		
Investment income:		
Dividends and interest	$ 10,037,864	$ 10,704,734
Net (depreciation) appreciation in fair value of investments	(12,632,005)	41,821,636
	(2,594,141)	52,526,370
Interest on notes receivable from participants	337,510	360,275
Contributions:		
Participant	14,124,288	12,903,723
Rollover	1,069,758	294,773
Employer	18,324,231	14,209,935
	33,518,277	27,408,431
Total additions	31,261,646	80,295,076
Deductions to net assets attributed to:		
Administrative expenses	290,520	224,932
Benefits paid to participants	32,793,018	28,946,035
Total deductions	33,083,538	29,170,967
Net (decrease) increase	(1,821,892)	51,124,109
Net assets available for plan benefits at beginning of year	432,287,201	381,163,092
Net assets available for plan benefits at end of year	$ 430,465,309	$ 432,287,201

See accompanying notes to financial statements

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be recorded to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note (1)(d).) Fair values are based on quoted prices as of the date of the financial statements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The following describes the fair value hierarchy and provides information as to the extent to which the Plan uses fair value to measure financial instruments and information about the inputs used to value those financial instruments. The fair value hierarchy prioritizes the inputs in the valuation techniques used to measure fair value into three broad levels.

(d) Fair Value of Financial Instruments

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value and expands related disclosures.

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

ASC 820 establishes a three level valuation hierarchy based upon observable and unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions.

The fair value hierarchy consists of three levels of inputs that may be used to measure fair value as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly; quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 – Significant inputs to the valuation model that are unobservable, typically based on a Plan's own assumptions, as there is little, if any, related market activity.

Fair value measurement level within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): *Improving Disclosures about Fair Value Measurements.* FASB ASU No. 2010-06, among other things, requires that purchases, sales, issuances, and settlements be presented on a gross basis for Level 3 measurements and is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Adoption of FASB ASU No. 2010-06 did not have a significant impact on the Plan's financial statements.

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the periods ended December 31, 2011 and December 31, 2010.

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at the end of the year.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Money market mutual funds are valued using the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, which approximates fair value.

Common/collective trusts are valued at the unit value of the trust. Unit prices of the trust are based on the market value of the underlying assets. The trust investments primarily are comprised of index funds.

A Common collective trust invests primarily in stable value assets. The underlying assets in this fund is primarily investment contracts issued by banks and corporations, synthetic or alternative contracts, obligations of the U.S. Government, its agencies or corporations, and collective funds composed primarily of eligible investment and are valued at their net asset value ("NAV") that is calculated by the investment manager or sponsor of the fund. There are varying liquidity, redemption period notices and other restrictions such as a 30 day notice prior to withdrawals and a 90 day restriction of investing withdrawn funds into a competing investment.

The following table presents the fair value hierarchy for the balances of the assets and liabilities of the Plan measured at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Mutual Funds				
Growth funds	$ 23,747,840	$ -	$ -	$ 23,747,840
Fixed income funds	89,694,314	-	-	89,694,314
Total Return Fund	57,687,396	-	-	57,687,396
Large Cap Fund	10,338,197	-	-	10,338,197
Mid Cap Fund	8,840,406	-	-	8,840,406
Small Cap Fund	15,453,110	-	-	15,453,110
Total Mutual Funds	205,761,263	-	-	205,761,263
Common Collective Trusts				
Index Funds	-	61,380,840	-	61,380,840
Stable Value Fund	-	73,963,255	-	73,963,255
Total Common Collective Trusts	$ -	$135,344,095	$ -	$135,344,095

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

Common Stock				
Olin Corp Common Stock	$ 74,675,283	$ -	$ -	$ 74,675,283
Self-Directed Stock	8,809,877	-	-	8,809,877
Total Common Stock	83,485,160	-	-	83,485,160
Total investments at fair value	$289,246,423	$135,344,095	$ -	$424,590,518

Assets at Fair Value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Mutual Funds				
Growth funds	$ 30,240,340	$ -	$ -	$ 30,240,340
Fixed income funds	87,736,229	-	-	87,736,229
Total Return Fund	58,346,190	-	-	58,346,190
Large Cap Fund	10,929,914	-	-	10,929,914
Mid Cap Fund	9,753,766	-	-	9,753,766
Small Cap Fund	16,742,213	-	-	16,742,213
Other funds	129,500	-	-	129,500
Total Mutual Funds	213,878,152	-	-	213,878,152
Common Collective Trusts				
Index Funds	-	54,599,614	-	59,599,614
Stable Value PAR Fund	-	60,041,456	-	60,041,456
Total Common Collective Trusts	-	114,641,070	-	114,641,070
Common Stock				
Olin Corp Common Stock	84,703,186	-	-	84,703,186
Self-Directed Stock	9,869,829	-	-	9,869,829
Total Common Stock	94,573,015	-	-	94,573,015
Total investments at fair value	$308,451,167	$114,641,070	$ -	$423,092,237

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan administrator evaluated the significance of transfers between levels based upon the nature of the financial instruments and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2, or 3.

(e) New Accounting Guidance

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards* (Topic 820) – Fair Value Measurement. The new guidance relates to fair value measurements, related disclosures and consistent meaning of the term "fair value" in US GAAP and International Financial Reporting Standards. The amendment clarifies how to apply the existing fair value measurements and disclosures. For fair value measurements classified within Level 3, an entity is required to disclose quantitative information about the unobservable inputs. A reporting entity is also required to disclose additional information like evaluation processes, a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs and interrelationships between those unobservable inputs.

For public entities, the guidance is to be applied effective during interim and annual periods beginning after December 15, 2011. Early application for public entities is not permitted. The Plan is currently evaluating the impact of the adoption of ASU 2011-04 on its financial statements.

(f) Payment of Benefits

Benefit payments are recorded when paid.

(g) Administrative Expenses

Expenses of maintaining the Plan are paid by the Plan, from an ERISA expense account or by the Plan sponsor. The total expenses paid by the Plan of December 31, 2011 and 2010 were $247,721 and $224,932, respectively. Participants' accounts are charged a $50 loan fee when a loan is taken and the cost for any special handling of a distribution requested by a participant. These charges amounted to $139,316 and $118,617, respectively, and are included in the total expenses. Expenses paid by the Plan from the ERISA expense account during the years ended December 31, 2011 and 2010 were $151,204 and $106,315, respectively. The balance in the ERISA account at December 31, 2011 and 2010 was $9,072 and $42,799, respectively. Any expenses not paid by the Plan are paid by the Plan sponsor. Certain administrative functions of the Plan are performed by officers or employees of Olin. No such officer or employee receives compensation from the Plan.

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

(h) Trust Fund Management

State Street Bank and Trust ("State Street") was the trustee of the Plan through March 31, 2010. Effective April 1, 2010, ING National Trust ("ING National") became the successor trustee. All rights, title and interests of State Street were assigned and transferred to ING National, and all of the obligations, liabilities and duties of State Street were assumed by and transferred to ING National.

Under the terms of the trust agreements with State Street and ING National, the trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The trustee invests funds in accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin.

Under State Street and ING National, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected participant's account. No commissions are charged on purchases of Company common stock directly from Olin or from investment accounts within the Plan.

(i) Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity, and thus are not separately identifiable as an expense.

(j) Recordkeeper

Institutional Plan Services, ING US Wealth Management is the recordkeeper for the Plan.

(2) Description of Plan

The Olin Corporation ("Olin" or "Employer") Contributing Employee Ownership Plan (the "Plan" or "CEOP") operates as an employee stock ownership plan ("ESOP"), and is designed to comply with Section 4975(e) and the regulations thereunder of the Internal Revenue Code of 1986, as amended ("IRC"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(2) Description of Plan (Continued)

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) Eligibility and Contributions

An eligible employee is any person who is employed as a non-bargaining employee or a collectively bargained employee covered by a collective bargaining agreement which provides for participation in the Plan and is actively enrolled on the employer's payroll and is either performing services in the United States or is a citizen of the United States performing services outside the United States at the request of the Employer.

The total maximum allowable employee contribution is 80% of eligible pay for non-highly compensated employees. Subject to the IRS rules concerning discrimination, the maximum allowable employee contribution is 18% of eligible pay for highly compensated employees.

Eligible employees hired on or after October 1, 2006 are automatically enrolled in the Plan at a pre-tax contribution rate of 6%. Participants may elect to opt out of the Plan or select a lower contribution rate.

The IRC's total maximum amount of tax deferred and Roth contributions that may be made to the CEOP was $16,500 for 2011 and for 2010. The amount of tax-deferred contributions and Roth contributions are based on eligible pay and the percentage of pay the participant has elected to contribute to the Plan.

Participants who are age 50 and older at any time during the year are eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act ("EGTRRA"). Catch-up contributions are additional, tax-deferred contributions that eligible participants are permitted to make in excess of the IRS tax-deferred contribution limit. Catch-up contributions in excess of 6% of eligible pay are not matched with Company contributions.

The Employer matching contribution percentage is determined annually by the Company.

In accordance with the collective bargaining agreement in effect for 2011 and 2010 for hourly employees who work at the Company's facility located in East Alton, IL, the Employer matching contribution was applied to employee contributions up to 6% of pay. The Employer contribution was 100% on the first 3% of pay contributed to the Plan, plus 50% on the balance up to 6% of pay contributed to the Plan. Effective January 1, 2012, the Employer contribution was 50% up to 6% of pay.

For 2011 and 2010, for hourly employees employed at the Company's facility located in Oxford, MS, the Employer matching contribution was 50% of the employee contributions up to 3% of pay contributed to the Plan.

For all other employees, the Employer matching contribution rate was set at 50% of employee contributions up to 6% of pay. For 2010, the match was suspended for these employees.

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Notes to Financial Statements

(2) Description of Plan (Continued)

Additionally, the Plan provides certain employees with a Retirement Contribution contributed by the Company. The Retirement Contribution is credited to a Retirement Contribution Account within the CEOP. Such contributions are predominantly 5% or 7.5% of the employee's pay and are invested in the same investment allocation as the employee's contributions to the CEOP. Other formulas used to determine the Retirement Contribution are generally based on age and service.

The default investment option for employees who are eligible for a Retirement Contribution but do not otherwise participate in the Plan is the T. Rowe Price Age Based Retirement Income Fund with a maturity date closest to the participant's 65th birthday.

(b) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the value of the participant's vested account.

(c) Olin Common Stock Fund

Employees may transfer any or all of the value of the investments purchased with their own contributions, including Olin common stock, to any one or combination of investments available in the Plan. Such transfers may be made, without limitation, at any time and as often as employees choose.

(d) Vesting and Payment of Benefit Provisions

All participants become 100% vested in the Employer's contributions upon the completion of five years of service or as a result of death, disability, or retirement. The Company contribution account of each participant shall be vested in accordance with the following schedule:

Years of service	Percentage vested
2	25%
3	50%
4	75%
5 or more	100%

Upon termination of service for any reason, a participant may elect to receive his or her entire vested balance in either a lump-sum amount or in annual installments up to fifteen years, or if the participant's life expectancy exceeds fifteen years, the life expectancy of the participant.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(2) Description of Plan (Continued)

The Company elected to continue to incorporate certain provisions into the CEOP so that the CEOP was a "safe harbor" plan under Section 401k of the Internal Revenue Code; specifically, the first 3% of Retirement Contributions credited to the accounts of salaried and non-bargaining hourly employees were automatically 100% vested.

All distributions shall be paid in cash; however, at the election of the distributee, distributions from the Olin Common Stock Fund may be paid in common stock with any fractional interest in a share of common stock paid in cash.

(e) Notes Receivable from Participants

Notes receivable from participants are measured at the unpaid principal balance, plus any accrued but unpaid interest. All employees who are participants in the Plan with accounts other than the Retirement Contribution account are eligible to borrow from the Plan. The Retirement Contribution account is not eligible for loans. No loan when added to the outstanding balance of all other loans from the Plan to the Eligible Borrower shall exceed the lesser of:

(1) Fifty Thousand Dollars ($50,000), reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Eligible Borrower during the one-year period ending on the day before the date the loan is made, over the outstanding balance of loans from the Plan to the Eligible Borrower on the date the loan is made, or

(2) One-half (1/2) of the Eligible Borrower's vested Account Balance as of the valuation date coincident with or immediately preceding the date of the loan.

Under the Plan, employees may have up to five outstanding loans at any time. The loans are funded from the participants' accounts, reducing the account balance by the loan amount, and are reflected as notes receivable in the Plan's financial statements. The interest rate on outstanding loans is the prime rate on the date of loan origination. Interest rates on outstanding loans ranged from 3.25% to 9.25% in 2011 and 3.25% to 9.25% in 2010. The interest rate on new loans was 3.25% in 2011 and 2010. Delinquent notes receivable from participants are re-classed as distributions based upon the terms of the Plan document.

(f) Risks and Uncertainties

The CEOP invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the CEOP's investments. Accordingly, the valuation of investments at December 31, 2011 may not necessary be indicative of the amounts that could be realized in a current market exchange.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(2) Description of Plan (Continued)

(g) Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(3) Forfeitures of Employer Contributions

Forfeitures of Employer's contributions, equivalent to the fair value of forfeited shares plus dividends not reinvested, were used to reduce current Employer's cash contributions by $620,477 and $352,018 for the Plan years ended December 31, 2011 and 2010, respectively. Unutilized forfeitures at December 31, 2011 and 2010 amounted to $115,668 and $18,545, respectively.

(4) Investments

The Plan's investments, which exceeded 5% of net assets available for Plan benefits as of December 31, 2011 and 2010, are as follows:

Description of investment		2011		2010
PIMCO Total Return Fund	$	57,678,396	$	58,346,190
Olin Corporation Common Stock*		74,981,411		85,136,058
SSgA Cash Series Prime Fund Class E				60,041,457
NT Stable Asset Fund**		70,441,195		
NT S & P 500 Index Fund**		42,154,776		
SSgA S & P 500 Index Fund***				38,508,286
T. Rowe Price Age Based Retirement Income Fund - 2020				27,580,535

*Includes shares of Olin Corporation Common Stock held by participants through direct investment of $74,675,283 and $84,703,186 and stock held in the Self-Directed Brokerage Account of $306,128 and $432,872 at December 31, 2011 and 2010, respectively.

**This fund was added to the fund lineup, effective February 1, 2011.

***This fund was removed from the fund lineup, effective February 1, 2011.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(4) Investments (Continued)

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2011		2010
Common stock	$	(1,427,829)	$	13,361,852
Mutual funds		(9,922,992)		17,741,545
Common/collective trusts		(84,335)		10,701,254
Self-directed brokerage		(1,196,849)		16,985
	$	(12,632,005)	$	41,821,636

(5) Risks and Uncertainties

The Plan invests in various investment securities, including Company common stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2011 may not necessarily be indicative of amounts that could be realized in a current market exchange.

(6) Tax Status

Olin received a determination letter dated April 3, 2003 from the Internal Revenue Service stating that the Plan is a qualified plan and the trust thereunder is exempt from federal income taxes under the IRC. Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended and restated since receiving the determination letter. Counsel for Olin advised that an employee will not be subject to federal income taxes on the contributions of the Employer, or on dividends, interest or profit from sales of securities received by the trustee and credited to an employee's account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal.

On February 1, 2010, the Plan sent a request for a new favorable determination letter to the Internal Revenue Service. The Internal Revenue Service acknowledged receipt of the request in a letter to the Plan administrator dated February 24, 2010, but has not been in contact with the Plan since that date.

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Notes to Financial Statements

(6) Tax Status (Continued)

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator has analyzed the tax position taken by the Plan and has concluded that as of December 31, there are no uncertain positions expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(7) Party-In-Interest Transactions

Certain Plan investments are shares of Olin common stock and shares of mutual funds managed by State Street Global Advisors. Through March 31, 2010, State Street Bank and Trust was the Plan trustee and State Street Global Advisors was a related party to State Street Bank and Trust. Therefore, transactions involving these funds qualify as party-in-interest. Investment-related fees are reflected in the statements of changes in net assets available for benefits.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2011, to Form 5500:

Net assets available for benefits per the financial statements	$430,465,309
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,522,060
Net assets available for benefits per the Form 5500	$433,987,369

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2011, to Form 5500:

Total investment loss per the financial statements	$(2,594,141)
Current year adjustment from fair value to contract value for full benefit-responsive investment contracts	3,522,060
Total investment income per Form 5500	$927,919

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, par, or maturity value	
Common Stock:		
* Olin Corporation	Olin Corporation Common Stock, 3,799,103 shares	$ 74,675,283
Common Collective Trusts		
Northern Trust Global Investments	NT Stable Asset Fund 5,829,285 shares	73,963,255
Northern Trust Global Investments	NT 400 Index Fund 133,323 shares	13,705,713
Northern Trust Global Investments	NT Russell 2000 Index Fund 53,742 shares	5,520,351
Northern Trust Global Investments	NT S&P 500 Index Fund 381,115 shares	42,154,776
Mutual Funds:		
PIMCO	Total Return Fund 5,307,028 shares	57,687,396
Artio	International Growth Fund, 533,004 shares	12,315,570
American Beacon	Large Cap Value Fund, 542,849 shares	10,338,196
American Funds	Large Cap Growth Fund, 400,851 shares	11,432,270
Lazard	Mid Cap Fund, 744,769 shares	8,840,406
Pennsylvania Mutual	Small Cap Fund 1,436,163 shares	15,453,111
T. Rowe Price	Age Based Retirement Income Fund 521,919 shares	6,758,862
T. Rowe Price	Age Based Retirement Income Fund - 2010, 603,942 shares	9,071,210
T. Rowe Price	Age Based Retirement Income Fund - 2015, 1,272,066 shares	14,730,529
T. Rowe Price	Age Based Retirement Income Fund - 2020, 1,003,084 shares	15,959,064
T. Rowe Price	Age Based Retirement Income Fund - 2025, 1,029,656 shares	11,923,417
T. Rowe Price	Age Based Retirement Income Fund - 2030, 676,512 shares	11,189,507
T. Rowe Price	Age Based Retirement Income Fund - 2035, 644,256 shares	7,512,031
T. Rowe Price	Age Based Retirement Income Fund - 2040, 313,267 shares	5,190,828
T. Rowe Price	Age Based Retirement Income Fund - 2045, 399,142 shares	4,402,531
T. Rowe Price	Age Based Retirement Income Fund - 2050, 263,716 shares	2,439,376
T. Rowe Price	Age Based Retirement Income Fund - 2055, 56,560 shares	516,959
* State Street Global Advisors	Self-Directed Brokerage Investment	8,809,877
		$424,590,518
Notes receivable from participants		$ 9,387,779

* Party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2012

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

By: Members of the Pension and CEOP Administrative Committee

S. E. Doughty

D. J. Ennico

D. M. Frye

D. C. Lockwood

K. L. Opel

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of EisnerAmper LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-176432) of the Olin Corporation on Form S-8 of our report, dated June 26, 2012, on our audits of the financial statements of the Olin Corporation Contributing Employee Ownership Plan as of and for the years ended December 31, 2011 and 2010, which report is included in this annual report on Form 11-K filed on or about June 26, 2012.

EisnerAmper LLP

Bridgewater, New Jersey
June 26, 2012